UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FEB 27 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66662

*AP 3/6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BOC INTERNATIONAL (USA) INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS, SUITE 202
(No. And Street)

NEW YORK, (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RUEY-HER LIU (212) 259-0888
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/7/13 Ed

BOC INTERNATIONAL (USA) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

BOC INTERNATIONAL (USA) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

PUBLIC

OATH OR AFFIRMATION

I, RUEY-HER LIU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOC INTERNATIONAL (USA) INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY C. CACCAVALE
Notary Public, State of New York
Qualified in Queens County
Reg. # 01CA6261908
My Comm. Exp. 05/14/2016

Notary Public

Signature

CCO /PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
BOC International (USA) Inc.:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BOC International (USA) Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 21, 2013

BOC INTERNATIONAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 910,123
Security deposit	59,946
Commissions receivable	61,531
Due from broker	116,648
Property and equipment, net (accumulated depreciation $215,986)	7,764
Other assets	42,236
TOTAL ASSETS	$ 1,198,248

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to related party	$ 13,207
Accrued expenses and other liabilities	180,858
TOTAL LIABILITIES	194,065
Stockholder's Equity:	
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	7,999,900
Deficit accumulated during the development stage	(1,946,685)
Accumulated deficit	(5,049,132)
TOTAL STOCKHOLDER'S EQUITY	1,004,183
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,198,248

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

BOC International (USA) Inc. (the "Company") was incorporated in Delaware on April 13, 2004. The Company is a wholly-owned subsidiary of Bank of China International Holdings Limited (the "Parent"), a U.K. based company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, which began operations on September 15, 2006, acts as a broker specializing in the Hong Kong and China securities markets, for institutional clients. The Company will continue indefinitely, unless terminated sooner by the Parent.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Depreciation

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation (continued)

Asset	Estimated Useful Life	Principal Method
Electronic equipment	3 years	Straight-line
Computer software	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company complies with FASB ASC 740, *Income Taxes* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a combined deferred federal, state and city deferred income tax asset of approximately $2,877,000 at December 31, 2012 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $2,877,000 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $5,820,000 as of December 31, 2012 which begin to expire in 2026.

The valuation allowance increased by approximately $345,000 for the year ended December 31, 2012.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $832,706, which was $732,706 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.23 to 1.

NOTE 5. DEVELOPMENT STAGE DEFICIT

The Company was in the development stage from inception through December 31, 2006. During 2007 the Company emerged out of the development stage and became an operating entity. The deficit accumulated during the development stage is included as a separate component of Stockholder's Equity.

NOTE 6. PROPERTY AND EQUIPMENT

At December 31, 2012, property and equipment consisted of the following:

Electronic equipment	$ 50,985
Computer software	9,257
Furniture and fixtures	43,958
Leasehold improvements	119,550
Property and equipment, at cost	223,750
Less accumulated depreciation	(215,986)
Net property and equipment	$ 7,764

For the year ended December 31, 2012 depreciation expense was $7,433.

NOTE 7. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its foreign ADR and GDR securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement the Company indemnifies the clearing broker for losses if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the due from broker on the statement of financial condition is pursuant to this clearance agreement and includes a clearing deposit of $100,000. The company's business involves brokering customer securities transactions in Asian markets. Such transactions are conducted on a RVP/DVP basis and are settled through the Company's affiliates. To the extent the Company's customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

NOTE 8. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk), or failures of the other parties to the transaction to perform (counterparty risk), exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2012, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 9. DEFINED CONTRIBUTION PLAN

Employees of the Company are eligible to participate in a defined contribution 401(k) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan the lesser of 10% of compensation or $17,000 per employee. For the year ended December 31, 2012, the Company contributed approximately $43,000 on behalf of employees which is included in the employee compensation and benefits line on the statement of operations.

NOTE 10. RELATED PARTY

The Company maintains a money market account with the Bank of China-New York Branch, a related party. As of December 31, 2012, the balance in this account was $3,577 and is included in cash and cash equivalents on the statement of financial condition.

The Company utilizes the clearing brokerage services of BOCI Securities Limited ("BOCI"), a related party. Clearing fees with BOCI, amounted to $181,833 for the year ended December 31, 2012. In addition, the Company has a net commission receivable from BOCI of $61,531.

The Company owed its Parent $13,207 at December 31, 2012.

NOTE 11. OPERATING LEASE

The Company leases office space under a lease that expires December 31, 2013. Rent expense on this lease was $115,844 for the year ended December 31, 2012, which is net of an amortized deferred lease incentive of $5,004. Future minimum lease payments are as follows:

Year ending December 31,

2013	$ 127,803
Total	$ 127,803

NOTE 12. COMMITMENTS AND CONTINGENT LIABILITIES

In accordance with the Company's operating lease for office space, the Company is required to maintain a $59,946 letter of credit, (the "Letter of Credit"), which is secured by a restricted collateral account maintained with JP Morgan Chase Bank, N.A. This restricted collateral account totaled $59,946 at December 31, 2012 and is under the control of JP Morgan Chase Bank, N.A. The Company must maintain one hundred percent of the security deposit in the restricted collateral account, which is identified as security deposit on the statement of financial condition.

NOTE 12. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company had no equipment rental commitments, no underwriting commitments, no other contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 13. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2012 or during the year then ended except as described in NOTE 7 above.

NOTE 14. SUBSEQUENT EVENTS

Subsequent events have been evaluated and there are no subsequent events requiring disclosure.